NEWS RELEASE

February 8, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) is pleased to announce that further to it’s news release of December 2, 2004 regarding the acquisition of the Mt. Hamilton Project, the Company has completed its review of an extensive amount of exploration and drilling information provided as part of the acquisition. The reviewed data indicates an historical Molybdenum MoS2, Tungsten (WO3) and Copper (Cu) resource on the Mt. Hamilton Project.

The property was subject to substantial drilling by Phillips Petroleum Corporation in the 1970’s. A prefeasibility study completed in June 1978 by the Ralph Parsons Company (now Fluor Corp.) estimated the following inferred resource:

Location	Tons	Grade

Westside Zone	4,199,300	0.37% WO3
		0.52% MoS2
		0.6% Cu

Eastside Zone	2,024,800	0.28% WO3

These are historical figures. The Company has not done the work necessary to verify the classification of the resource and is not treating the resource figures as a NI 43-101 defined resource verified by a Qualified Person and therefore should not be relied upon by investors.

The mineralization appears to be open in several directions, and potentially amenable to open pit mining.

This area is approximately one mile from the company’s Molybdenum Gold Shell Deposit for which an historical resource estimate was reported on Jan 25, 2005. The Company will be planning an aggressive exploration program to further define the potential of the Mt. Hamilton Project.

Mr. Dan MacInnis, P. Geo is the Qualified Person under N1 43-101 for Augusta Resource Corp. and prepared the technical information contained in this news release.

The acquisition remains subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”
_____________________________
Richard W. Warke
President

No Stock Exchange has approved or disapproved the information contained in this News Release.
For additional information, contact Investor Relations
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com